# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SIGNET JEWELERS LTD, CIK 0000832988
CUSIP: G81276100
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Bermuda (D0), HM11
Date of event which requires filing of this statement: 02/26/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001592643
Persons authorized to receive notices and communications: Select Equity Group, L.P., Attn: Tracy Thomas, 380 Lafayette Street, New York, New York (NY), 10003, (212) 475-8335; Willkie Farr & Gallagher LLP, Attn: Michael E. Brandt, 787 Seventh Avenue, New York, New York (NY), 10019, (212) 728-8000

## Reporting persons
- Select Equity Group, L.P. (CIK 0001592643): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,217,695; sole dispositive power 0; shared dispositive power 4,217,695; aggregate amount beneficially owned 4,217,695 (9.7% of the class)
  Comment: Beneficial ownership based on 43,491,397 Common Shares outstanding as of November 29, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 5, 2024.
- George S. Loening (CIK 0001632169): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,217,695; sole dispositive power 0; shared dispositive power 4,217,695; aggregate amount beneficially owned 4,217,695 (9.7% of the class)
  Comment: Beneficial ownership based on 43,491,397 Common Shares outstanding as of November 29, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 5, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: SIGNET JEWELERS LTD
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Bermuda (D0), HM11
Comment: This Statement on Schedule 13D (this "Schedule 13D") relates to Common Shares, par value $0.18 per share ("Common Shares") of Signet Jewelers Limited (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by Select Equity Group, L.P., a Delaware limited partnership ("Select Equity"), and George S. Loening ("Mr. Loening" and, together with Select Equity, the "Reporting Persons"), pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 99.1 (the "Joint Filing Agreement").

Mr. Loening is the majority owner of Select Equity and managing member of Select Equity GP, LLC, a Delaware limited liability company ("Select Equity GP"), the general partner of Select Equity.
Residence or business address: The principal business address of the Reporting Persons is 380 Lafayette Street, New York, New York 10003.
Present principal occupation or employment: The principal business of Select Equity is to serve as investment adviser to funds and managed accounts. Mr. Loening is a portfolio manager and principal of Select Equity, and the managing member of Select Equity GP.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Select Equity is organized as a limited partnership under the laws of the State of Delaware. Mr. Loening is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds and managed accounts for which Select Equity is the investment adviser expended an aggregate of $152,960,378.45 to acquire the 4,217,695 Common Shares held by them.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons believe that the Common Shares of the Issuer are undervalued, and that the Issuer would be better able to realize value for stockholders by exploring strategic options for the business, including its immediate sale. On February 27, 2025, the Reporting Persons sent a letter to the Board expressing these concerns. That letter is attached hereto as Exhibit 99.2 and is incorporated into this Item 4 by reference.

The Reporting Persons intend to engage in a dialogue with members of the Board and management of the Issuer or other representatives of the Issuer, regarding a variety of matters, including a potential sale transaction and alternatives thereto. The Reporting Persons may also engage in a dialogue and other communications regarding the Issuer with other stockholders of the Issuer, knowledgeable industry or market participants or other persons. Any dialogue or communications with any of the foregoing persons may relate to potential changes of strategy, consideration or discussion regarding one or more transactions to maximize stockholder value (including a sale of the Issuer), and other proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D.

Except as disclosed in this Schedule 13D, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, intend to review their investment in the Issuer's Common Shares on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares, conditions in the securities markets, general economic and industry conditions, and the Issuer's response to the Reporting Persons requests made herein, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors. The response under Item 6 below is incorporated into this Item 4 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: On the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 4,217,695 Common Shares held by Select Equity (such shares, the "Shares"). The Shares represent approximately 9.7% of the Issuer's Common Shares outstanding. Calculations of the percentage of Common Shares beneficially owned assumes 43,491,397 Common Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed on December 5, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons may be deemed to have shared voting and dispositive power over the Shares beneficially owned by Select Equity.
Transactions in the class effected during the past sixty days: Exhibit 99.3 hereto sets forth all transactions with respect to the Common Shares effected by the funds and managed accounts for which Select Equity is the investment adviser during the past sixty (60) days. All such transactions were effected in the open market, and per share prices exclude any commissions paid in connection with such transactions.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Items 3, 4 and 5 is incorporated by reference herein, as applicable.

On February 27, 2025, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 99.1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated February 27, 2025, by and between Select Equity Group, L.P. and George S. Loening.

99.2 Letter to Board, dated February 27, 2025.

99.3 Transactions of Common Shares.

## Signatures
- Select Equity Group, L.P.: By: Select Equity GP, LLC, its GeneralPartner, By: /s/ George S. Loening, George S. Loening, Managing Member (02/27/2025)
- George S. Loening: /s/ George S. Loening, George S. Loening, an individual (02/27/2025)